December 13, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Spree Acquisition Corp. 1 Limited

Registration Statement on Form S-1

Registration No. 333-261367

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, which is acting as the representative of the underwriters of the offering, hereby joins in the request of Spree Acquisition Corp. 1 Limited (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. (Eastern Time) on Wednesday, December 15, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that as of the date hereof approximately 750 copies of the Company’s Preliminary Prospectus dated November 24, 2021 have been distributed to prospective underwriters, dealers, institutional investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Craig DeDomenico
	Name:	Craig DeDomenico
	Title:	Managing Director